Schedule "A"

ARTICLES

OF

NEW PACIFIC METALS CORP.

TABLE OF CONTENTS

PART	ARTICLE	SUBJECT

1. INTERPRETATION

1.1 Definitions
1.2 Construction of Words
1.3 Interpretation of Singular and Plural and Male and Female
1.4 Definitions same as Business Corporations Act
1.5 Interpretation Act Rules of Construction apply

2. SHARES

2.1 Form of Share Certificate
2.2 Shareholder entitled to Certificate
2.3 Replacement-of-Lost or Defaced Certificate
2.4 Execution of Certificates
2.5 Recognition of Trusts

3. ISSUE OF SHARES

3.1 Directors Authorized
3.2 Commissions and Brokerage
3.3 Conditions of Issue
3.4 Share Purchase Warrants

4. SHARE REGISTERS

4.1 Registers of Shareholders, Transfers and Allotments
4.2 Branch Registers of Shareholders
4.3 Closing of Register of Shareholders

5. TRANSFER AND TRANSMISSION OF SHARES

5.1 Restriction on Transfer of Shares
5.2 Transfer of Shares
5.3 Execution of Instrument of Transfer
5.4 Enquiry as to Title not Required
5.5 Submission of Instruments of Transfer
5.6 Transfer Fee
5.7 Transfer Agent
5.8 Personal Representative Recognized on Death
5.9 Death or Bankruptcy
5.10 Persons in Representative Capacity

6 ALTERATION OF CAPITAL

6.1 Increase of Authorized Capital
6.2 Alteration of Notice of Articles & Articles

7 PURCHASE AND REDEMPTION OF SHARES

7.1 Company Authorized to Purchase or Redeem its Shares
7.2 Selection of Shares to be Redeemed

8 BORROWING POWERS

8.1 Powers of Directors
8.2 Special Rights Attached to and Negotiability of Debt Obligations
8.3 Execution of Debt Obligations
8.4 Register of Indebtedness

9 GENERAL MEETINGS

9.1 First General Meeting
9.2 Classification of General Meetings
9.3 Calling of Meetings
9.4 Notice of General Meeting
9.5 Waiver or Reduction of Notice
9.6 Notice of Special Business at General Meeting
9.7 General Meetings Outside British Columbia

10 PROCEEDINGS AT GENERAL MEETINGS

10.1 Special Business
10.2 Requirement of Quorum
10.3 Proxy Solicitation Where Company is Non-Reporting
10.4 Quorum
10.5 Lack of Quorum
10.6 Chairman
10.7 Alternate Chairman
10.8 Solicitor as Chairman
10.9 Adjournments
10.10 Resolutions Need Not Be Seconded
10.11 Decisions by Show of Hands or Poll
10.12 Casting Vote
10.13 Manner of Taking Poll
10.14 Casting of Votes
10.15 Ordinary Resolution Sufficient

11. VOTES OF SHAREHOLDERS

11.1 Class Meetings of Shareholders
11.2 Number of Votes Per Share or Shareholder
11.3 Votes of Persons in Representative Capacity
11.4 Votes by Joint Holders
11.5 Votes by Committee for a Shareholder
11.6 Appointment of Proxyholders
11.7 Execution of Form of Proxy
11.8 Deposit of Proxy
11.9 Validity of Proxy Vote

11.10 Revocation of Proxy

12. DIRECTORS

12.1 Number of Directors
12.2 Remuneration and Expenses of Directors
12.3 Qualification of Directors

13. ELECTION OF DIRECTORS

13.1 Election at Annual General Meetings
13.2 Eligibility of Retiring Director
13.3 Continuance of Directors
13.4 Fixing the Number of Directors
13.5 Filling a Casual Vacancy
13.6 Additional Directors
13.7 Alternate Directors
13.8 Removal of Director

14. POWERS AND DUTIES OF DIRECTORS

14.1 Management of Affairs and Business
14.2 Appointment of Attorney
14.3 Change of Name

15. DISCLOSURE OF INTEREST OF DIRECTORS
15.1 Disclosure of Conflicting Interest
15.2 Voting and Quorum re: Proposed Contract
15.3 Director may Hold Office or Place of Profit with Company
15.4 Director Acting in Professional Capacity
15.5 Director Receiving Remuneration from Other Interests

16. PROCEEDINGS OF DIRECTORS

16.1 Chairman and Alternate
16.2 Meetings - Procedure
16.3 Meetings by Conference Telephone
16.4 Notice of Meetings
16.5 Waiver of Notice of Meetings
16.6 Waiver of Notice of Meetings by Absent Director
16.7 Quorum
16.8 Continuing Directors may Act During Vacancy
16.9 Validity of Acts of Directors
16.10 Resolution in Writing Effective

17. EXECUTIVE AND OTHER COMMITTEES

17.1 Appointment of Executive Committee
17.2 Appointment of Committees
17.3 Procedure at Meetings

18. OFFICERS

18.1 President and Secretary Required
18.2 Persons Holding More Than One Office and Remuneration
18.3 Disclosure of Conflicting Interest

19. INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES AND CERTAIN AGENTS

19.1 Party to Legal Proceedings
19.2 Indemnification of Officers-Employees-Agents
19.3 Extent of Indemnification
19.4 Persons Undertaking Liabilities
19.5 Indemnity not Invalidated
19.6 Limitation of Liability
19.7 Directors May Rely
19.8 Company May Purchase Insurance

20. DIVIDENDS AND RESERVES

20.1 Declaration of Dividends
20.2 Declared Dividend Date
20.3 Proportionate to Number of Shares Held
20.4 Reserves
20.5 Receipts from Joint Holders
20.6 No Interest on Dividends
20.7 Payment of Dividends
20.8 Capitalization of Undistributed Surplus
20.9 Registration Prior to Transfer

21. DOCUMENTS, RECORDS AND REPORTS

21.1 Accounts to be Kept
21.2 Inspection of Accounts

22. NOTICES

22.1 Method of Giving Notice
22.2 Notice to Joint Holder
22.3 Notice to Personal Representative
22.4 Persons to Receive Notice

23. SEAL
23.1
23.1 Affixation of Seal to Documents	23.2
23.2 Reproduction of Seal	23.3
23.3 Official Seal for Other Jurisdictions

24. MECHANICAL REPRODUCTION OF SIGNATURES
24.1 Instruments may be Mechanically Signed
24.2 Definition of Instruments

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

ARTICLES OF:

NEW PACIFIC METALS CORP.

(the "Company")

PART 1 -INTERPRETATION

1.1          In these Articles, unless there is something in the subject or context inconsistent therewith:

(a) "Board" and "the Directors" or "the directors" mean the Directors, sole Director or alternate Director of the Company for the time being;

(b) "Business Corporations Act" means the Business Corporations  Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto;

(b) "shareholder" means those persons defined as such in the Business Corporations Act and includes any person who owns shares in the capital of the Company and whose name is entered in the register of shareholders or a branch register of shareholders.

(c) "month" means calendar month.

(d) "personal representative" shall include executors, administrators, trustees in bankruptcy and duly constituted committees.

(e) "registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of shareholders in respect of such share.

(f) "seal" means the common seal of the Company if the Company has one.

(g) "solicitor of the company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used.

1.2 Expressions in these Articles referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3 Words in these Articles importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.4 The meaning of any words or phrases defined in the Business Corporations Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.5 The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 Every share certificate issued by the Company shall be in such form as the directors approve and shall comply with the Business Corporations Act.

2.2 In respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to the first named of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all. The Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the shareholder entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the shareholder owing to any such share certificate so sent being lost in the mail or stolen.

2.3 If a share certificate

(a) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company  issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered and, upon payment of an amount determined from time to time by the Directors, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificate in accordance with such request.

2.4 A share certificate which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the Business Corporations Act, is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of such certificate.

2.5 Except as required by law, statute or these Articles, no person shall  be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3 -ISSUE OF SHARES

3.1 Subject to any direction to the contrary, save where the Directors determine not to proceed with said resolution, contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the registered holders of the shares of the Company for the time being issued, issue , allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in shares authorized but not outstanding, at such times, to such persons (including Directors), in such manner , upon such terms and conditions, and at such prices or for such consideration , as they, in their absolute discretion, may determine .

3.2 Subject to the provisions of the Business Corporations Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares, debentures, share rights, warrants or debenture stock ("securities") in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such securities. If the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25 per centum of the amount of the subscription price of such securities. The Company may also pay such brokerage fees as may be lawful.

3.3 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. A document evidencing indebtedness of the person to whom the shares are allotted is not property for the purpose of this Article. The value of the property or services for the purposes of this Article shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

3.4 The Company may, subject to the Business Corporations Act, issue share purchase warrants upon such terms and conditions as the Directors shall determine, which share purchase warrants may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other security issued or created by the Company from time to time.

PART 4 - SHARE REGISTERS

4.1 The Company shall keep or cause to be kept a register of shareholders, a register of transfers and a register of allotments within British Columbia, all as required by the Business Corporations Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of shareholders, register of transfers and register of allotment may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of shareholders, register of transfers and the register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of shareholders, the register of transfers and the register of allotments for each class of shares. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 Unless prohibited by the Business Corporations Act, the Company may keep or cause to be kept one or more branch registers of shareholders at such place or places as the Directors may from time to time determine.

4.3 The Company may, subject to the provisions of the Business Corporations Act, at any time close its register of shareholders upon resolution of the Directors.

PART 5 - TRANSFER AND TRANSMISSION OF SHARES

5.1 If the Company is, or becomes a company which is not a reporting company, or a reporting company which does not have any of its securities listed for trading on any stock exchange wheresoever situate, or a reporting company which has not with respect to any of its securities filed a prospectus with the Superintendent of Brokers or any similar securities regulatory body and obtained a receipt therefor, then no shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer. The consent of the Board required by this Article may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the Directors may determine.

5.2 Subject to the provisions of the Notice of Articles and of these Articles that may be applicable, any shareholder may transfer any of his shares by instrument in writing executed by or on behalf of such shareholder and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Business Corporations Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of shareholders or a branch register of shareholders thereof.

5.3 The signature of the registered holder of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered holder represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.4 Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered holder or by any intermediate holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.5 Every instrument of transfer shall be executed by the transferor or his duly authorized attorney and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his duly authorized  attorney or his right to transfer the shares, and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.6 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.7 The Company may appoint one or more trust companies or agents as its transfer agent or registrar for the purpose of issuing, countersigning, registering, transferring and certifying the shares and share certificates of the Company and the Company may cause to be kept one or more branch registers of shareholders at such places within or without British Columbia. The directors may from time to time by resolutions, regulations or otherwise make such provisions as they think fit respecting the keeping of such registers or branch registers.

5.8 In the case of the death of a shareholder, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.9 Upon the death or bankruptcy of a shareholder, his personal representative or trustee in bankruptcy, although not a shareholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Business Corporations Act shall have been deposited at the Company's registered office. This Article does not apply on the death of a shareholder with respect to shares registered in his name and the name of another person in joint tenancy.

5.10 Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Business Corporations Act requires, or who becomes entitled to share as a result of an order of a court of competent jurisdiction or a statute has the right either to be registered as a shareholder in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6 -ALTERATION OF CAPITAL

6.1 The Company may by ordinary resolution filed with the Registrar amend its Notice of Articles to increase the authorized capital of the Company by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

All new shares shall be subject to the same provisions with reference to transfers, transmissions and otherwise as the existing shares of the Company.

6.2 The Company may alter its Notice of Articles or these Articles:

(i) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(ii) by special resolution and by otherwise complying with any applicable provision of its Articles, to vary or abrogate any special rights and restrictions attached to any shares and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all shareholders holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of two-thirds, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class.

PART 7 - PURCHASE AND REDEMPTION OF SHARES

7.1 Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the Business Corporations Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent.

7.2 If the Company proposes as its option to redeem some but not all of the shares of any class, the Directors may, subject to the Special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

PART 8 - BORROWING POWERS

8.1 The Directors may from time to time authorize the Company to

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion  into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 A bond, debenture or other debt obligation which contains printed or otherwise mechanically reproduced signatures, as may be permitted by the Business Corporations Act, is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.4 Where the Company is a reporting Company it shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Business Corporations Act.

PART 9- GENERAL MEETINGS

9.1 Subject to any extensions of time permitted pursuant to the Business Corporations Act, the first annual general meeting of the Company shall be held within eighteen months from the date of recognition under the Business Corporations Act and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than fifteen months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors.

9.2 All general meetings other than annual general meetings are herein referred to as and may be called special general meetings.

9.3 The Directors may, whenever they think fit, convene an special general meeting. An special general meeting if requisitioned in accordance with the Business Corporations Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Business Corporations Act.

9.4 A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business , shall be given as provided in the Business Corporations Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any shareholder shall not invalidate the proceedings at that meeting.

9.5 All the shareholders of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entity in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.6 Except as otherwise provided by the Business Corporations Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

9.7 A general meeting of the Company may be held at a location outside British Columbia if that location is:

              (i) approved by resolution of the directors before the meeting is held; or

              (ii) approved in writing by the Registrar of Companies before the meeting is held.

)

PART 10 - PROCEEDINGS AT GENERAL MEETINGS

10.1 All business shall be deemed special business which is transacted at:

(a) an special general meeting other than the conduct of and voting at, such meeting; and

(b) an annual general meeting, with the exception of the conduct of, and voting at, such meeting , the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, approval of a motion to elect two or more directors by a single resolution, the election of Directors, the appointment  of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles of the Business Corporations Act may be transacted at a general meeting without prior notice thereof being given to the shareholders or any business which is brought under consideration by the report of the Directors.

10.2 No business other than the adjournment of the meeting shall be transacted at any general meeting unless a quorum of shareholders, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Where the Company is a non-reporting Company, the Company's Directors may solicit proxies to be voted at general meetings of the shareholders.

10.4 Save as herein otherwise provided, a quorum shall be one shareholder present in person or by proxy. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a shareholder or proxyholder entitled to vote thereat.

10.5 If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place.

10.6 The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.7 If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall choose someone of their number or the solicitor of the Company to be chairman or if all the Directors present or the solicitor of the Company decline to take the chair or shall fail to so choose or if no director be present, the shareholders present shall choose some other person in attendance, who need not be a shareholder, to be chairman.

10.8 Notwithstanding Articles 10.6 and 10.7, with the consent of the meeting, which consent may be expressed by the failure of any person present and entitled to vote to object, the solicitor of the Company may act as chairman of the meeting.

10.9 The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, twenty-one days notice of the adjourned meeting shall be given.  Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.10 No motion proposed at a general meeting need be seconded and the chairman may propose or second the motion.

10.11 Subject to the provisions of the Business Corporations Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one shareholder entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number of proportion of the votes recorded in favor of, or against, that resolution.

10.12 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

10.13 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting upon which the poll was demanded. Any business other than that upon which the poll has been demanded may be preceded with pending the taking of the poll. A demand for a poll may be withdrawn.  In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.14 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.15 Unless the Business Corporations Act, the Notice of Articles or these Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

PART 11- VOTES OF SHAREHOLDERS

11.1 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class or series meeting of shareholders holding a particular class or series of shares but the quorum at a class or series meeting shall be one person holding or representing by proxy one third of the shares affected.

11.2 Subject to any special voting rights or restrictions attached to any class or series of shares and the restrictions on joint registered holders of shares, on a show of hands every shareholder who is present in person and entitled to vote thereat shall have one vote and on a poll every shareholder shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

11.3 Any person who is not registered as a shareholder but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a shareholder; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting, or adjourned meeting as the case may be, at which he proposes to vote.

11.4 Where there are joint shareholders registered in respect of any share, any one of the joint shareholders may vote at any meeting in person or by proxy in respect of the share as if he were solely entitled to it. If more than one of the joint shareholders is present at any meeting in person or by proxy the joint shareholder so present whose name stands first on the register of shareholders in respect of the share shall alone be entitled to vote in respect of that share.  For the purpose of this Article, several executors or administrators of a deceased shareholder in whose sole name any share stands shall be deemed joint shareholders.

11.5 A shareholder of unsound mind otherwise entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee, or other person may appoint a proxyholder.

11.6 A shareholder holding more than one share in respect which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion. If such shareholder should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A shareholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney.  A proxyholder need not be a shareholder of the Company.

11.8 A form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or such other time and place as is specified in the notice calling the meeting. In addition to any other method of depositing proxies provided for in these Articles and subject to the Business Corporations Act, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies preceding the meeting or adjourned meeting specified in the notice calling a meeting of shareholders and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9 A vote given in accordance with the terms of a proxy is valid  notwithstanding the previous death or incapacity of the shareholder giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.10 Every proxy may be revoked by an instrument in writing

(a) executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken;

or in any other manner provided by law.

PART 12 - DIRECTORS

12.1 The subscribers to the Notice of Articles of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the subscribers to the Notice of Articles or at a meeting of the subscribers, or if not so appointed, they shall be elected by the shareholders entitled to vote on the election of Directors.  The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2 The remuneration of the Directors shall be as determined from time to time by the Directors or, if the Directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director.  The Directors shall  be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The Directors, on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office.

PART 13 - ELECTION AND REMOVAL OF DIRECTORS

13.1 At each annual general meeting of the Company all the Directors shall retire and the shareholders shall elect a Board of Directors.

13.2 A retiring Director shall be eligible for re-election.

13.3 Where the Company fails to hold an annual general meeting in accordance with the Business Corporations Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4 Where the number of Directors of the Company has been fixed by ordinary resolution, the Board elected at any annual general meeting shall, if the number of nominees is sufficient, consist of that number.  If the Board elected consists of fewer directors than the number so fixed, the vacancies remaining on the Board shall be deemed to be casual vacancies.

13.5 Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

13.6 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.7 Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointed him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him.  The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.8 In addition to the applicable provisions of the Business Corporations Act, a Director ceases to hold office when he is convicted of an indictable offence and the other Directors have unanimously resolved to remove him.

PART 14 - POWERS AND DUTIES OF DIRECTORS

14.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by the Notice of Articles or these Articles, required to be exercised by the Company in general meetings.

14.2 The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the shareholders of the Company or in favour of any corporation, or of any of the shareholders, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

14.3 The Directors shall have the power by resolution of the directors to approve a change of name of the Company.

PART 15 - DISCLOSURE OF INTEREST OF DIRECTORS

15.1 A Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created in conflict with his duty or interest as a Director shall declare the nature and extent of his interest or of the conflict, as the case may be, in accordance with the provisions of the Business Corporations Act.

15.2 A Director shall not vote in respect of any proposed contract or transaction with the Company in which he is interested but he shall be counted in the quorum present at the meeting of the directors at which the proposed contract or transaction is approved.

15.3 A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Business Corporations Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm.

PART 16 - PROCEEDINGS OF DIRECTORS

16.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the Company, if present, may act as Chairman of a meeting of directors.

16.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote and he shall declare the motion defeated. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each Director and alternate Director at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. Accidental omission to give notice of a meeting of Directors to, or the non-receipt of notice by any Director or alternate Director, shall not invalidate the proceeding at that meeting. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (a) who is at the time not in the Province of British Columbia or (b) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

16.5 Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, or his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6 Any Director of the Company who may be absent either temporarily or permanently from the Province of British Columbia may file at the office of the Company a waiver of notice which may be by letter, telegram or cable, of any meeting of the Directors and may at any time withdraw such waiver, and until such waiver is withdrawn, no notice of meetings of Directors need be sent to such Director, and any and all meetings of the Directors of the Company, notice of which shall not have been given to such Director, shall, provided a quorum of the Directors is present, be valid and binding upon the Company.

16.7 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be a majority of the Directors holding office at the time or, if the Company shall have only one Director, shall be one Director.

16.8 The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.9 Subject to the provisions of the Business Corporations Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the shareholders of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.10 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 17 - EXECUTIVE AND OTHER COMMITTEES

17.1 The Directors may by resolution appoint an Executive Committee to consist of such shareholder or shareholders of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the shareholdership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the shareholdership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the shareholders of said Committee shall constitute a quorum thereof.

17.2 The Directors may by resolution appoint one or more committees consisting of such shareholder or shareholders of their body as they think fit and may delegate to any such committee between meetings of the Board powers of the Board (except the power to fill vacancies in the Board and the power to change the shareholdership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their business and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require.  The Directors shall also have power at any time to revoke or override any authority given to or acts to be done, except as to acts done before such revocation or overriding and to terminate the appointment or change the shareholdership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the shareholders of a committee shall constitute a quorum thereof.

17.3 The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the shareholders of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the shareholders of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18 - OFFICERS

18.1 The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Director shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Business Corporations Act.

18.2 One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one shareholder. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Business Corporations Act.

18.3 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 19 - INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYERS AND CERTAIN AGENTS

19.1 The Company shall indemnify any person and his heirs, executors or personal representatives who were or are a party or who are threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not brought by the Company or by a corporation or other legal entity or enterprise as hereinafter mentioned and whether civil, criminal or administrative, by reason of the fact that he is or was a Director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise, against all costs, charges and expenses, including legal fees and any amount paid to settle such action or preceding or satisfy such judgement.

The determination of any action, suit or proceeding by judgement, order, settlement, conviction or otherwise shall not, by itself, create a presumption that the person did not act honestly and in good faith and in the best interests of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceeding, did not have reasonable grounds to believe that his conduct was lawful.

19.2 Subject to the provisions of the Business Corporations Act, the Directors shall cause the Company to indemnify any officer, and may cause the Company to indemnify any employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred  by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. Each officer of the Company shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 The indemnification provided by this Part shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled under any other part, or any valid and lawful agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors  and  administrators of such person. The indemnification provided by this Part shall not be exclusive of any powers, rights, agreements or undertakings which may be legally permissible or authorized by or under any applicable law. Notwithstanding any other provisions set forth in this Part, the indemnification authorized by this Part shall be applicable only to the extent that any such indemnifications shall not duplicate indemnity or reimbursement which that person has received or shall receive otherwise than under this Part.

19.4 Subject to the Business Corporations Act, the Directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

19.5 The failure of a director or officer of the Company to comply with the provisions of the Business Corporations Act, the Notice of Articles or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.6 Subject to the Business Corporations Act, no director or officer or employee for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director of officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board for the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys belonging to the Company shall

· be invested or for any loss or damages arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgement or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own willful act or default, gross negligence, breach of trust or breach of fiduciary duty.

19.7 Directors may rely upon the accuracy of any statement of fact represented by an officer of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

19.8 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise and his heirs and personal representatives against any liability incurred by him as a director, officer, employee or agent.

PART 20 - DIVIDENDS AND RESERVE

20.1 The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and fix the record date therefor and need not give notice of such declaration to any shareholder. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors. Where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and  may determine that cash payments in substitution  for all or any part of the specific assets to which any shareholders may otherwise be entitled shall be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2 Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.3 Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, either be employed in the business of the Company or be invested  in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6 No dividend shall bear interest against the Company. Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7 Any dividends, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8 Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

20.9 A transfer of a share shall not pass the right to any dividend declared thereon before the registration of the transfer in the register.

PART 21 - DOCUMENTS, RECORDS AND REPORTS

21.1 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and conditions of the Company and to comply with the Business Corporations Act.

21.2 Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company shall be entitled to inspect the accounting records of the Company.

PART 22 -NOTICES

22.1 A notice, statement or report may be given or delivered by the Company to any shareholder either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of shareholders. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was addressed prepaid and mailed shall be conclusive evidence thereof.

22.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of shareholders in respect of the share.

22.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy and incapacity of a shareholder by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any, supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Articles, to: Notice of every general meeting shall be given in the manner authorized by these

(a) every shareholder holding a share or shares giving the right to vote at such meetings on the record date;

(b) the personal representative of a deceased shareholder described m section (a);

(c) the trustee in bankruptcy of a bankrupt shareholder described in section (a);

(d) the auditor of the Company;

(e) any other person entitled to receive notice under the Business Corporations Act;

but to no other person.

PART 23 - SEAL

23.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely,

(a) any two Directors, or;

(b) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or;

(c) if the Company shall have only one shareholder, the President or the Secretary, or;

(d) such person or persons as the Directors may from time to time by resolution appoint;

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument.  For the purpose of certifying under seal true copies of any document or resolution the seal may be affixed in the presence of any one of the foregoing persons.

23.2 To enable the seal of the Company to be affixed to any bonds, debentures, share certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Business Corporations Act and/or these Articles, printed or otherwise mechanically reproduced there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificate or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

23.3 The Company may have for use in any other province, state, territory or country an official seal and all of the powers conferred by the Business Corporations Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

PART 24 - MECHANICAL REPRODUCTIONS OF SIGNATURES

24.1 The signature of any officer, Director, registrar,  branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Business Corporations Act or  by these Articles,  may,  if authorized  by the Directors,  be printed, lithographed,  engraved or otherwise mechanically reproduced  upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually,  and  notwithstanding that the person  whose signature  is so reproduced  may have ceased to hold the office that he is stated on such instrument to hold at the date or issue of such instrument.

24.2 The term "instrument" as used in Articles 24.1 shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.